

January 23, 2013

Via Email
Mr. Jeffrey A. Agosta
Chief Financial Officer
Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, OK 73102

      Re: Devon Energy Corporation
                Form 10-K for Fiscal Year Ended
                December 31, 2011
                Filed February 24, 2012
                Response Letter Dated January 11, 2013
                File No. 001-32318

Dear Mr. Agosta:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6 – Income Taxes, page 66

1. We note your response to comment 2 in our letter dated December 13, 2012. Your response states that $4.3 billion of cash and short-term investments held by your foreign subsidiaries as of December 31, 2011 was deemed repatriated. However, the disclosure per page 39 of your Form 10-K states that the vast majority of your cash and short-term investments consist of proceeds from your international offshore divestitures held by certain of your foreign

subsidiaries which you do not currently expect to repatriate to the United States. Please address this apparent inconsistency.

2. Please confirm that you will disclose the dollar amounts of cash held by your foreign subsidiaries and the amounts you do not expect to repatriate to the United States in your Exchange Act filings.

Exhibit 99.2

3. We acknowledge the Company's response to comments 1 and 3 in our letter dated December 13, 2012 with respect to disclosing in future filings the average sales price, net production and net reserves attributable to your bitumen reserves located in Canada in accordance with Items 1204 and 1202(a)(4) of Regulation S-K and FASB ASC paragraph 932-235-50-4. Please tell us if the reserves report includes the Jackfish proved bitumen reserves as of December 31, 2011. If the reserves report does includes the proved bitumen reserves attributable to Jackfish, please consult with your engineers to obtain a revised reserves report that expands the disclosure of the pricing information to include the benchmark and weighted average realized prices used in the report for bitumen.

You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or Ethan Horowitz, Branch Chief at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at 202-551-3699 if you have questions regarding the engineering comments. Please contact me at 202-551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director